

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2023

Robert Logan
Chief Executive Officer
Greenfire Resources Ltd.
1900 – 205 5th Avenue SW
Calgary, Alberta T2P 2V7

> **Re: Greenfire Resources Ltd.**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed June 16, 2023**
> **File No. 333-271381**

Dear Robert Logan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 19, 2023 letter.

Amendment No. 1 to Registration Statement on Form F-4

Reasons of the MBSC Board and Transaction Committee for Approving the Business Combination, page 132

1. New disclosure at page 136 states: "The Greenfire Initial Management Projections no longer reflect Greenfire's outlook for the years ended December 31, 2023 and 2024 and remain included in this Registration Statement/Proxy Statement solely because they were made available to MBSC, the Transaction Committee and their respective advisors, including Peters, prior to approval by the Transaction Committee and the execution of the Business Combination Agreement...." Please revise to clarify the extent to which the MBSC Board's unanimous recommendations referenced throughout the filing take into account the "Greenfire Updated Management Projections." If they do not take the

updated projections into account, please revise to explain why that is the case.

The Business Combination
Unaudited Prospective Financial and Operating Information
Reserve Report Projections, page 139

2.   We have reviewed your expanded disclosure in response to prior comment 15; however, we reissue our comment in part as we are unable to locate your disclosure explaining what individual producing status categories of reserves, e.g. developed producing, developed non-producing and/or undeveloped reserves, are included as probable reserves in the disclosure of "Total Proved Plus Probable Reserves ("2P")" shown on page 142. Please advise or revise your disclosure as needed.

3.   We have read your response to prior comment 16 and note your expanded disclosure. If the table presenting the "Total Proved Developed Producing Reserves ("PDP")" or the summary level presentations for "Total Proved Reserves ("1P")" and "Total Proved plus Probable Reserves ("2P")" include the estimates for developed non-producing "PDNP" reserves, please revise these tables and provide separate disclosure of these reserves. If these tables do not include developed non-producing "PDNP" reserves, please remove the definition of "PDNP" reserves.

Potential Purchases of Public Shares, page 154

4.   We note your response to prior comment 19. You originally indicated that the purpose of "any such purchases of MBSC Public Shares could be to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining MBSC Stockholder Approval or to satisfy a closing condition...." Please further revise this section to disclose the purpose of these potential purchases or arrangements.

Liquidity and Capital Resources, page 239

5.   We note the explanation you provided in response to prior comment 29. Please provide corresponding disclosure here or in the notes to the financial statements for M3-Brigade Acquisition III Corp.

Business of Greenfire and Certain Information About Greenfire
Description of Business
Land Acreage, page 248

6.   We note you disclose essentially all of the acreage for the Hangingstone assets as developed; however, the disclosure on page 252 indicates approximately 79% of the reserves attributable to these assets are classified as undeveloped as of December 31, 2022. Please note the acreage associated with your undeveloped reserves and acreage held by production that encompasses those leased acres on which wells have not been drilled or completed should be classified as undeveloped acreage for purposes of disclosure under Item 1208(b) of Regulation S-K. Please advise or modify your disclosure

as necessary to resolve any inconsistencies in the classification of your acreage. Refer to the disclosure requirements in Item 1208 of Regulation S-K.

Well Information, page 249

7.   We have read your response to prior comment 31 and reissue our comment in part as we are unable to locate your expanded disclosure relating to a discussion of your present activities. If no activities were in progress at December 31, 2022 or as of the date of your current registration statement, please include a clarifying statement, if true. Refer to the requirements in Item 1206 of Regulation S-K.

Greenfire Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 276

8.   We have read your response to prior comment 44 and note that your response indicates the disclosure of your operating expenses shown as total Canadian dollars per year on page 278 and as Canadian dollars per barrel include two separate components identified as energy operating expenses and non-energy operating expenses on page 285. We also note disclosure on page 285 indicating these expenses include all of the costs related to the Company's production activities, including property tax. Please note disclosure of the average annual production cost excludes ad valorem, severance and similar production taxes and should be computed as the average overall cost per unit of oil production. Please expand the disclosure on page 278 as necessary to comply with Item 1204(b) of Regulation S-K.

Greenfire Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Cash Operating Netback, page 286

9.   We note from your response to prior comment 46 that you have revised the disclosure regarding the non-GAAP measure labeled "Cash Operating Netback" to reconcile to Net income (loss) and comprehensive income (loss). Please address the following:

• Clarify for us why you do not believe the most directly comparable GAAP measure is Gross Profit. In this regard, we note this non-GAAP measure appears more akin to a Gross Profit measure, with the exception that depletion and depreciation is excluded, and its characterization as a financial measure on page 297.

• Tell us why you believe the label of "Cash Operating Netback" appropriately reflects the nature of this non-GAAP measure. In this regard, the word "cash" is typically associated with a liquidity measure. Refer to Question 100.05 of the Compliance and Disclosure Interpretations on Non-GAAP Measures.

Capital Resources and Liquidity
Cash Provided by Operating Activities and Free Funds Flow, page 293

10.   Your calculation of "Free Funds Flow" appears to differ from the typical calculation of "Free Cash Flow" described in Question 102.07 of the Non-GAAP Compliance and Disclosure Interpretations regarding only the adjustment for Changes in non-cash working capital. Please revise the title of your non-GAAP measure to avoid confusion with the typical calculation of the similarly titled measure "Free Cash Flow".

Index to Financial Statements
Audited Financial Statements of Greenfire Resources Inc.
Notes to the Consolidated Financial Statements, page F-70

11.   We note your response to prior comment 50 and do not concur with your assessment. Please include the supplemental oil and gas producing activity disclosures with your complete sets of annual financial statements as required by FASB ASC 932-235-50-2.

Note 1. Corporate Information, page F-70

12.   We note from your response to prior comment 51 that "Greenfire Resources Inc.'s only operations prior to the acquisition were insignificant relative to the JACOS operations acquired." Please provide us with an analysis that supports your conclusion that there is not a material difference between presenting the full historical financial information for Greenfire Resources Inc. as opposed to the predecessor and successor periods within the audited financial statements of Greenfire Resources Inc.

General

13.   We note that Cantor Fitzgerald & Co. was an underwriter for the initial public offering of the SPAC. Please tell us, with a view to disclosure, whether you have received notice, or any other indication, from Cantor or any other firm engaged in connection with your initial public offering that it will cease involvement in your transaction and how that may impact your deal or the deferred underwriting compensation owed for the SPAC's initial public offering.

For questions regarding comments on engineering matters, you may contact Sandra Wall, Petroleum Engineer, at (202) 551-4727 or John Hodgin, Petroleum Engineer, at (202) 551-3699. You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Guy P. Lander Esq.